Offering Statement for SticNstac LLC

(“SticNstac,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   SticNstac LLC

   6148 N. Discovery Way
   Ste. 100
   Boise, ID 83713

Eligibility

2. **The following are true for SticNstac LLC:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   William 'Ned' Fowkes

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/19/2021	Present	Sticnstac LLC	President & CEO
08/14/2023	Present	SNS Management Inc.	President, CEO, & Director

   Short Bio: William attended the University of Colorado Business School and studied Marketing and Organizational Behavior. Employed as a research assistant - Colorado State University: Dept of Recreation

Resources – Wilderness Area recreation analysis. Additional employment: studies commissioned by the Bureau of Land Management; also, a Dept of the Interior study contract: University of Colorado re Grand Canyon. Further employment: BLM Wilderness Inventory team – inventory/ document BLM lands in Arizona for wilderness attributes or lack of. William operated a remodel construction business. Moving to Idaho, William was employed by US Forest service for 20 yrs to supervise watershed restoration projects/crews; helped develop cutting edge restoration techniques. Drawn to complex down to earth challenges, William has always been project/ detail oriented and seeks to simplify and lead others in successful collaboration. Entrepreneurial success: William is an award-winning photographer. He sponsored/organized a statewide photography competition and month-long gallery showing for three years: Boise State University. Further success: William mastered techniques of sand carved glass, becoming a highly accomplished artisan. He partnered, and sold studio creations throughout the US. Introduced to revolutionary prototypes of SticNstac inventor Gary Gintz, ones capable of changing entirely the manner that houses/apartments and commercial buildings have been wired for seventy years in a far faster, better and safer way, William was determined to help bring these disruptive electrical innovations to market. SticNstac has a solid foundation through R&D, 3 patent acquisitions, 2 prototypes UL Listed and 1 pending. Cultivation of manufacturing/distribution contracts for this vast market are underway. SNS Management Inc. is the sole manager of SticNstac LLC. SNS Management Inc. has 4 board of directors. See operating agreement for further disclosure.

Name
Harry Zuckerman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/05/2016	10/18/2021	Sticnstac LLC	Manager
08/14/2023	Present	SNS Management Inc.	Director
10/19/2021	Present	Sticnstac LLC	V.P. & CFO

Short Bio: Semi-retired business entrepreneur. Served with the Idaho State Insurance Fund. Master Gunnery Sergeant (U.S. Marine Corps/retired). SNS Management Inc. is the sole manager of SticNstac LLC. SNS Management Inc. has 4 board of directors. See operating agreement for further disclosure.

Name
William Gary Gintz

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/14/2023	Present	SNS Management Inc.	Director
02/05/2016	Present	Sticnstac LLC	Head of R&D - Inventor

Short Bio: Over 50 years in the electrical trade both as an electrician and electrical contractor, now retired to concentrate on new patentable inventions. SNS Management Inc. is the sole manager of SticNstac LLC. SNS Management Inc. has 4 board of directors. See operating agreement for further disclosure.

Name
John Runft

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/14/2023	Present	SNS Management Inc.	Director
02/05/2016	Present	Sticnstac LLC	VP & Chief Legal Counsel

Short Bio: With over 48 years of practice experience in the state of Idaho John Runft has been repeatedly recognized among Idaho's leading practitioners. His practice emphasizes business, commercial, corporate, and administrative law. He also has extensive business, contract, constitutional, and tort litigation experience and has appeared as lead counsel before courts throughout the state of Idaho and at all levels of state and federal courts, including the Idaho Supreme Court, the Ninth Circuit Court of Appeals, U.S. Court of Claims, U.S. Court of Appeals for the Federal Circuit, and the United States Supreme Court. Education: College of Idaho (B.A., 1962); University of Chicago (J.D., 1965). Recipient, Justice Jackson Award in Constitutional Law, University of Chicago Law School, 1965. Memberships: Idaho State Bar (Business & Corporate Law, and Litigation); American Bar Association (Business Law, Litigations sections), Idaho Law Foundation; admitted to practice before the United States Supreme Court, the Supreme Court of the State of Idaho, the United States Court of Appeals for the Federal Circuit, the United States Court of Appeals for the Ninth Circuit, the United States Claims Court, and the United States District Court for the District of Idaho; (Founding) Member of Board of Litigation of Mountain States Legal Foundation, 1977 to date (Chairman 1998-2000). U.S. Government Service: Served three years (1955-58) in the United States Army; Civilian Aide, Secretary of the Army of the United States, 1988-1995. Business Affiliations: Director and shareholder in S.Crow Collateral Corporation; Founding Member of Capital Matrix, Inc.; and director of certain other private companies. SNS Management Inc. is the sole manager of SticNstac LLC. SNS Management Inc. has 4 board of directors. See operating agreement for further disclosure.

Name
Crystal Torell

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/05/2016	Present	SticNstac LLC	Principal Accounting Officer
06/01/2016	Present	Action Collection Services	CFO
01/01/2023	Present	Harris Accounting Services	CFO
01/01/2008	12/31/2022	Harris Accounting Services	Accountant

Short Bio: I graduated from Boise State University in 2008 with a bachelor's degree in accounting and finance. As an accountant at Western Electronics, I worked in the electronics manufacturing industry with companywide accounting, cost accounting, payroll, and many various overhead and corporate planning tasks. I then went on to be a senior accountant at URS, where I worked in all 50 states sales and use tax, Canadian Taxes, Guam taxes, and project accounting for many projects throughout the United States. Lastly, I worked as the sales tax manager at MWI Animal Health. There I managed a team of employees that worked in all 50 states with sales and use tax, tax audits, Canadian taxes, and special jurisdictional taxes. At this point I came back to Harris Accounting Services and Action Collection Services full time and have been here since. I enjoy the outdoors and spending time with my family and dog traveling, watching sports, or playing sports.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Harry Zuckerman

Securities:	6,539,130
Class:	Class A Shares
Voting Power:	34.8%

William Gary Gintz

Securities:	3,760,001
Class:	Class A Shares
Voting Power:	20.0%

William 'Ned' Fowkes (through Fowkes Whitford Revocable Trust)

Securities:	3,760,000
Class:	Class A Shares
Voting Power:	20.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

SticNstac LLC is in business to bring to market for the professional electrician and handyman, innovative products that are fundamentally disruptive in nature. In other words, these products through their designs, materials, and work flow changes and efficiencies, completely transform longstanding cable management potentials and practices in this industry, in the US and worldwide, that have been in place for seventy years or more. This is our objective. To a great extent, we have met that baseline objective: we recognize that we must of course have disruptive innovative product designs and products in hand to clear this high hurdle. In order to do that we have formed our company and business around three inventions by our inventor, Gary Gintz, that are well protected by US Patents, products that meet such a definition of disruptive innovations for electricians, and the processes involved in wiring residential houses and apartments as well as commercial wiring in T-bar ceiling environments. These patents have been assigned to SticNstac LLC. Two of our patented products have been tested by Underwriters Laboratories (a global science safety company) and have received their E Listing Numbers, which means they aim to be recognized by local building code inspectors as having successfully been tested and certified for safe installation use in their listing categories by UL, and as such aim to pass inspection for installation in new or remodel building construction. The third patented product is currently UL pending. These UL approvals and Listing Numbers are required and essential in order for new wire/cable securing products to be sold and used in code regulated building construction in the United States and Canada. Each of these three different devices for securing electrical wire/cable are clearly much faster, better and safer than anything that is used or is available today. For 70+ years, electrical wires (NMSC – Non-Metal Sheathed Cable) have been used to wire houses/apartments under construction, and have been secured by the use of metal staples that are hammered over the top of the cable to the wood framing studs between the outlet/switch boxes to the circuit breaker panel. The hammered metal staple method to run wire is extremely slow, inefficient and awkward because it requires handling the wire, manipulating the staple, and hammering the staple over the wire, and that has to be done all at the same time. There is inherent risk in hammering a staple, which is a conductor of electricity, over an electrical wire. If a staple is misaligned or over hammered, there is the potential to create conditions for shorts and arc faults, which increases the risk of structure fire. Most standard uninsulated metal staples currently used to secure electrical wires in the US, are not UL Listed. Two SticNstac patented products, the Releasable Cable Holder (SticNstacs) and the Panel Wire Support Bar (PWSB) are made of plastic materials, non-conductors of electricity and thereby eliminate the potential of shorts or high tenperature arc faults. Neither product requires hammering or staples during installation for the processes of running wire, or for supporting wire 12" above the circuit breaker panel box. The SticNstac-Wing (UL pending) is used in T-bar ceiling environments to position and secure cable to seismic rods above the grid, and is also made of plastic, a non-conductor of electricity. All three SticNstac patented products are unique and disruptive innovations, in that they can be installed prior to running wire, whereas other methods currently used today require that securing the wire and running of the wire occur all at the same time. Once these wire securing devices are rapidly installed ahead of time, the installer can quickly run the wire by snapping the wire into the plastic jaws the of the SticNstacs and/or SticNstac-Wing to complete the electrical wire run. It should be emphasised that the SticNstac and SticNstac-Wing can also hold Cat 5 Data Cable and serve this category of cable management with the same opportunities for speed and efficiency in new construction cable runs, and may expand into new opportunities for securing data cable in modular, new or difficult to solve arenas of need. In the case of the SticNStac - Panel Wire Support Bar, the cables can quickly be pulled through the properly sized and positioned openings in the support bar bracket and on into the knockout hole panel openings. All three products are significant labor and time saving devices for wire/cable installation. Now that three patents have been secured along with two UL Listings and one pending, we intend to raise funds through a CF Funding Portal that will pave the way to procure high production molds for sampling manufacture and purchase order response. We are currently in discussions and negotiations with manufacturing companies as well as distribution companies to have our parts made in the USA and distributed throughout the globe. Some companies are multinational emphasizing electrical tools and products, and they have a brick-and-mortar presence in the majority of the electrical wholesale supply houses in the Country. Initial manufacturing is planned to take place in Nampa, Idaho close to a newly constructed Amazon distribution center.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved

by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in SticNstac LLC speculative or risky:**
    1. Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.
    2. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
    3. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    4. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.
    5. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.
    6. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.
    7. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
    8. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.
    9. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us: The outbreak of pandemics

and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

10. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

11. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

13. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

14. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the

Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.

THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

SticNstac LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Pay open account balances including patent attorney. Provide Salary for key people: Management, Operations and Research & Development. Refine CAD mold designs. Fund general legal services including patents and contracts. Complete Underwriters Laboratories listing for the 3rd patented product of SticNstac. Order tool steel production molds. Produce an inventory of injected molded product samples. Develop basic manufacturing techniques and tools. Rent office space and staff with a secretary. Fund marketing and sales functions Add 1 additional employee. Proceed to market introduction to wholesale electrical supply houses and distributors.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,515
Personnel Comp - Management	$0	$125,000
Personnel - Operations	$0	$125,000
Personnel - R & D -product & equipment	$0	$150,000
New employees	$0	$80,000
General Admin & Accounting	$0	$45,000
Total Legal - contracting & patent	$0	$75,000
Initial Manufacturing - design & equipment	$0	$135,000
Initial Marketing development costs	$0	$75,000
Initial Sales Costs	$0	$35,000
Rent/Utilities etc.	$0	$60,000
Debt Retirement	$0	$195,000
Accounts payable	$9,510	$74,485
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and SticNstac LLC must agree that a transfer agent, which keeps records of our outstanding Class B Shares (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Shares	18,800,000	18,800,000	Yes	
Class B Shares	1,235,000	0	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding. The Class B shared offered in this Offering if fully subscribed will constitute only six percent (6%) of the total issued and outstanding shares of the Company. Hence, actions of a majority of the shareholders might be adverse to any small group of shareholders. However, the diversity of ownership of the Class A shares and the institution of an SPV corporate manager will serve to promote actions in the best interest of the business of the Company, thus benefiting all shareholders. The Class B shares have the same value ($1.00 per share) and voting rights as the Class A shares. Some direct protections to the Class B shares arise from other provisions affecting this Offering. The revised, amended Operating Agreement dated August 22, 2023, provides that no further Class A shares (owned by current shareholders) may be issued during the pendency of the Class B Offering. Moreover, the Class A shares are restricted issue pursuant to the provisions of Reg 144. Finally, the transfer and sale of Class A shares are further restricted pursuant to Title 7 of the Operating Agreement.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the operating agreement of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

No shareholder owns a majority of the outstanding shares of Sticnstac LLC. Three shareholders own 20% or more, and in the aggregate 77%, of said shares. While it takes a majority of shares to pass resolutions of the company, it takes 80% of shares to amend the operating agreement or to approve action outside of the normal course of the business of the Company. Rather than the manager of the company being a single individual, the company is in the hands of a single purpose corporation created solely to manage the company, thus assuring better continuity and corporate standards in the operation of the company for the benefit of all shareholders.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Creditor(s):   Note Payable - 1

Amount Outstanding:	$9,500
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
Creditor(s):	Note Payable - 2
Amount Outstanding:	$3,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
Creditor(s):	Note Payable - 3
Amount Outstanding:	$750
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
Creditor(s):	Note Payable - Harry Zuckerman
Amount Outstanding:	$634,879
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
Creditor(s):	Note Payable - William Ned Fowkes
Amount Outstanding:	$213,852
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has SticNstac LLC conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
William 'Ned' Fowkes	CEO	Debt	$213,852
Harry Zuckerman	CFO	Debt	$634,879

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    SticNstac, LLC was formed on February 5, 2016 in the state of Idaho. The Company's headquarters are located in Boise, Idaho. SticNstac LLC is organized with the purpose of consolidating almost a decade of prior research, development, and testing of certain products that significantly improve and out perform the existing hammer/staple method of installing and positioning of electric wiring and romex type (NMS) cable in residential and commercial buildings ("Products"). The Company has its three patented SticNstac products, each representing unique and disruptive innovations. These products are anticipated to be introduced through strategic collaborations with manufacturing or distribution companies. Results of Operations: The Company is currently in its pre-revenue stage. Operating expenses for the year ended December 31, 2023 increased by $15,845 to $43,446, as compared to $27,601 reported for the year ended December 31, 2022. The Company recorded no other expenses during 2022 and 2023. Liquidity & Capital Resources: On February 14, 2024, the Company drew down gross proceeds of $17,050 in exchange for selling 17,050 Class B Shares through a Reg CF offering that is currently ongoing. On December 31, 2023, the Company had cash and cash equivalents of $99 and negative working capital of $861,881 as compared to cash and cash equivalents of $5,099 and working capital of $753,435 on December 31, 2022. During 2023, the CEO William 'Ned' Fowkes provided $94,180 in cash in the form of a notes payable to support the operations of the business. The current outstanding balance owed to Ned is now $213,852.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

SticNstac LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are transcripts of the videos shown on the Company's Offering Page: Video 1: This is SticNstac, revolutionary wire holders for securing wire onto wood or steel studs, for supporting wires at a panel box, and for holding wire onto seismic rods above a T-bar ceiling. Securing wire to studs has never been faster, easier, or safer than with SticNstac. SticNstac are patented and UL listed. They vulcanize immediately and are stackable, eliminating the need for additional parts and wasted time. With less ruined wire and fewer smashed fingers, SticNstac are clearly faster, easier, and safer than hammering staples. And let's face it, no one likes to swing that blasted hammer. This is SticNstac revolutionary Panel Wire Support Bar. The faster, easier, and safer way to secure wires above a panel box. Securing the wires above a panel has traditionally involved measuring 12 inches up from the top of the panel and making a mark. Then cutting a 2 by 6 piece of wood, fitting it in, and then finally nailing it up between the studs, and then still having to hammer staples 12 inches above the panel. The Panel Wire Support Bar is patented and UL listed. It has a snug grip hole for every panel wire along with a 12 inch marker built in. Four screws makes for quick and easy installation, fitting neatly between the studs 12 inches above the panel as per code. Pulling the panel wires through the support bar accomplishes the same job as hammering staples, only much faster, easier, and safer with no damage to the wires. Using the SticNstac Panel Wire Support Bar is clearly faster, easier, and safer than hammering staples. This is SticNstac revolutionary SticNstac-Wing. An ingenious cable holder that snaps onto seismic rods above a T-bar ceiling, holding the cable above the ceiling grid. SticNstac-Wings can hold MC cable, non-metallic sheath cable, Cat 5 data cable, or fixture whips. SticNstac-Wing is patented with UL listing pending. Traditional methods show that cable holders such as metal bat wings and zip ties can only be implemented when the cable is actually run. When you are on a ladder pulling and securing that cable, you are making for slow, awkward and sometimes unsafe wiring conditions. Installing SticNstac-Wings ahead of running the cable is a snap. Now you can secure the cable in a fraction of a second. and safer than old style methods. Video 2: This is SticNstac, revolutionary wire holders for securing wire onto wood or steel studs, for supporting wires at a panel box, and for holding wire onto seismic rods above a T-bar ceiling. Securing wire to studs has never been faster, easier, or safer than with SticNstac. SticNstac are patented and UL listed. They vulcanize immediately and are stackable, eliminating the need for additional parts and wasted time. With less ruined wire and fewer smashed fingers, SticNstac are clearly faster, easier, and safer than hammering staples. And let's face it, no one likes to swing that blasted hammer. Video 3: This is SticNstac revolutionary Panel Wire Support Bar. The faster, easier, and safer way to secure wires above a panel box. Securing the wires above a panel has traditionally involved measuring 12 inches up from the top of the panel and making a mark. Then cutting a 2 by 6 piece of wood, fitting it in, and then finally nailing it up between the studs, and then still having to hammer staples 12 inches above the panel. The Panel Wire Support Bar is patented and UL listed. It has a snug grip hole for every panel wire along with a 12 inch marker built in. Four screws makes for quick and easy installation, fitting neatly between the studs 12 inches above the panel as per code. Pulling the panel wires through the support bar accomplishes the same job as hammering staples, only much faster, easier, and safer with no damage to the wires. Using the SticNstac Panel Wire Support Bar is clearly faster, easier, and safer than hammering staples. Video 4: This is SticNstac revolutionary SticNstac-Wing. An ingenious cable holder that snaps onto seismic rods above a T-bar ceiling, holding the cable above the ceiling grid. SticNstac-Wings can hold MC cable, non-metallic sheath cable, Cat 5 data cable, or fixture whips. SticNstac-Wing is patented with UL listing pending. Traditional methods show that cable holders such as metal bat wings and zip ties can only be implemented when the cable is actually run. When you are on a ladder pulling and securing that cable, you are making for slow, awkward and sometimes unsafe wiring conditions. Installing SticNstac-Wings ahead of running the cable is a snap. Now you can secure the cable in a fraction of a second. and safer than old style methods.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Formation: certificateofformation.pdf

    Operating Agreement: operatingagreement.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: http://sticnstac.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.